June 28, 2007

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:  File Number 001-02189

Dear Mr. Rosenberg:

As a follow up to our call with Ms. Mary Mast on June 18, 2007, we have enclosed our response on the attachment to this letter.

Very truly yours,

/s/ Thomas C. Freyman

Thomas C. Freyman

Executive Vice President, Finance

and Chief Financial Officer

Enclosure

cc:  Richard K. Herlin, Deloitte & Touche LLP

1.              Please confirm that you will include the information regarding your in-process R&D projects in your next periodic filing.  The proposed disclosure in your response was acceptable to the SEC.

Response:

In our next periodic filing, we will include the disclosure included in our response to you dated May 24, 2007.

2.               Referring to your response — the amounts to be paid upon approval of the Xience V drug does not appear to be a contingency in a business combination as contemplated by SFAS No. 141 and thus we do not believe reporting the amounts as goodwill is appropriate.

Response:

Further to our response dated May 24, 2007, we believe the following arguments further support our proposed accounting of the contingent purchase price as elements of goodwill.

SFAS No. 141, paragraphs 25 and 27 require that additional consideration paid upon resolution of a specified event be recorded as an additional element of the cost of the entity. There is no limitation as to time to resolve a contingent item, and no limitation on the types of contingent events for which the accounting as additional cost of the entity apply.

As described in paragraph 26, if contingent amounts were determinable at the date of acquisition, they would have been included in determining the cost of the entity at that date.  Since all assets and liabilities were recorded at fair value at the acquisition date, had those amounts been determinable, they would have increased goodwill at the acquisition date since the acquisition cost exceeded the fair value of identifiable intangible and net tangible assets.  Since the outcome of the contingency was not determinable beyond a reasonable doubt, the amount was not recorded at that time as part of the acquisition cost consistent with paragraph 26 guidance, and will be recorded as additional acquisition cost and allocated to goodwill when the contingency is resolved.

The acquisition of the portion of the Guidant business acquired by Abbott was part of a complex, very public bidding by Boston Scientific to acquire Guidant by offering a superior proposal to the offer by Johnson & Johnson to acquire Guidant. Abbott was afforded very little time for due diligence, and access to Guidant personnel was restricted under the Johnson & Johnson transaction agreement.  Abbott and Boston Scientific eventually agreed on a purchase price, a sizeable loan to Boston Scientific, a sizeable investment in Boston Scientific common stock, reimbursement by Boston Scientific of a part of Abbott’s carrying costs of its investment in stock, a sharing arrangement for sales of Boston Scientific stock at a gain, and the contingent purchase price amounts. These elements evolved through various phases of negotiation as Boston

Scientific attempted to improve its offer to the point at which Johnson & Johnson would drop out.  The contingent consideration elements were not in return for the regulatory approval of the products in the two countries, but instead were negotiated to lower the risk and improve the present value of the overall transaction while at the same time agreeing to increase Abbott’s financial participation in order to improve Boston Scientific’s chances for success in acquiring Guidant.  The contingent consideration was negotiated to secure the acquisition of the business, not as an element of the value of the specific products.

Upon closing the transaction and acquisition of the business from Guidant immediately prior to Boston’s acquisition of the remainder of Guidant, Abbott became the full owner of the business and all of its assets.  Boston Scientific is not performing or contributing any development work on the technology towards its approval by the FDA.  Therefore, the contingent payments are not related to any value contributed by Boston Scientific.

The contingent payments are not related to the value of the contingent event.  We estimate the value of the US Xience V market exceeds the value of the Japanese Xience V market by seven to ten times.  Because the contingent payments are not related to the underlying value of the event, recording the amounts paid as intangible assets will have no relation to the future cash flows of the respective Xience V markets.  It is likely that if an intangible were recorded for the Japanese approval, that intangible will be immediately impaired.

The values of the Xience V products were calculated excluding the potential cash outflow for the contingent payments, and therefore fully valued the acquisition of the products on the date acquired by Abbott.

Abbott has considered a possible analogy to accounting for these contingent payments as if they were separate licenses.  We do not believe that analogy would apply for the following reasons.  Had the product rights to the Xience V stent technology been obtained through a license agreement, the contingent payments amounts negotiated for the U.S. license and the Japanese license would be substantially different.  Further, Boston Scientific has no rights which might protect or enhance its future contingent income, including no future royalties, no change in control rights, no right to block an assignment or sale of the technology or products or right of first refusal over sale of the technology or products, no right to defend against patent infringement should Abbott decline to do so, and no right to membership on any development or commercialization committee.  These are rights often found in most licenses in this industry.

We believe both the authoritative literature and the business facts support accounting for the contingent payments as additional goodwill if and when paid. Abbott’s independent auditors, Deloitte & Touche, agree with our accounting for the contingent elements as goodwill.

3.              Referring to your response.  The stock value of Boston Scientific has been on the decline since early 2004 with some spikes in the value throughout the period.  Since December 31, 2006, the stock value has continued to decline.  Please tell us at what point the company would consider the decline other-than-temporary given that you are required to sell the stock by October, 2008.

Response:

As background, Abbott acquired the Boston Scientific stock in April 2006.  The stock went under water on June 7, 2006.  Abbott reviewed the investment for impairment each quarter through year-end, and would have performed the same review in the first quarter of ‘07, but for the adoption of FAS No. 159 and election of the fair value option for Boston Scientific common stock.

When we performed the reviews we consider, among other things, the length of time the stock has been under water.  At 12/31/06, that was about 7 months.  We did not consider performance prior to the date we acquired the stock to be a factor.

We consider prospects for recovery.  At 12/31/06 virtually all analysts forecasted a recovery in value prior to the latter half of 2007.

We consider recent trends.  In the 4th quarter Boston Scientific had a 16.2% increase in its stock price, and that return outperformed its major competitors including Johnson & Johnson, St. Jude Medical, Medtronic, Abbott and the S & P 500 Health Care Index.  We believed the trends were compelling for a recovery to carrying value by early 2007.  In addition, as we were preparing our earnings release and 10-K, through 1/31/07, the stock increased another 4.2%

Although we did not perform a 1st quarter ‘07 impairment review, given that the stock would have then been under water for almost 10 months we would have required that the factors supporting recovery be more compelling.  For example, if the stock had again returned double digits we probably would not have considered it impaired. However, if the stock had declined, we probably would have.  However, we did not perform the review, since upon adoption of SFAS No. 159 we recorded the difference in cost and fair value in our first quarter results.

4.              SFAS No. 159 requires that assets and liabilities that are measured at fair value be reported in a manner that separates those reported at fair value from the carrying amounts of similar assets and liabilities measured using another measurement attribute.

Response:

In future filings, we will separately disclose on the face of the balance sheet the assets and liabilities reported at fair value from the carrying amounts of similar assets and liabilities measured using another measurement attribute.

5.              Why is the fair value and carrying amount of the investment in Boston Scientific common stock the same amount before and after the adoption of SFAS No. 159?

Response:

Abbott has interpreted the definition of carrying value of an equity investment accounted for under SFAS No.115 to be the amount that an investment is carried, or recorded on the balance sheet.  This amount is also its fair value under SFAS No. 115.  Abbott uses the term “cost basis” to be the amount on which an other than temporary impairment is assessed.  There was a slight difference in how the contractual restriction on sale was valued for fair value purposes upon adoption of SFAS No. 157 compared to SFAS No. 115.  Thus the carrying amount and fair value were approximately the same before and after adoption of SFAS No. 159.